FULLER TUBB
                    A PROFESSIONAL LIMITED LIABILITY COMPANY
                                ATTORNEYS AT LAW
                      201 ROBERT S. KERR AVENUE, SUITE 1000
                             OKLAHOMA CITY, OK 73102

G. M. FULLER (1920-1999)                                  TELEPHONE 405-235-2575
JERRY TUBB                                                FACSIMILE 405-232-8384
MICHAEL A. BICKFORD

     -----

OF COUNSEL:                                               THOMAS J. KENAN E-MAIL
THOMAS J. KENAN                                                kenan@ftpslaw.com
DAN M. PETERS

                                October 19, 2006


Tia Jenkins
Senior Assistant Chief Accountant
Office of Emerging Growth Companies
Securities and Exchange Commission
Division of Corporation Finance, Mail Stop 3561
450 Fifth Street, N.W.
Washington, DC   20549-3561

ATTENTION RAJ RAJAN

         Re:      Superior Oil & Gas Co.
                  Form 10-KSB for fiscal year ended December 31, 2005 Form 10-QSB for quarterly period ended March 31, 2006 Form 10-QSB for quarterly period ended June 30, 2006 File No. 000-50173

Dear Ms Jenkins:

As counsel to Superior Oil and Gas Co., I enclose Amendment No. 1 to its Form 10-KSB for the fiscal year ended December 31, 2005, to its Form 10-QSB for the quarterly period ended March 31, 2006, and to its Form 10-QSB for the quarterly period ended June 30, 2006, in accordance with the instructions in your letter dated September 12, 2006. The following responses are made to your comments. The responses are keyed to your comments.

We are providing by FedEx, as courtesy copies, three redlined copies as well as three plain copies of the filed version of the amendment.

Form 10-KSB for the fiscal year ended December 31, 2005
-------------------------------------------------------

Item 2.  Description of Property, page 1

1. The 600,000 shares of common stock were not issued to Lloyd's of America until 2006 when the BLM approved the transfer of the permit

Tia Jenkins                            2                        October 19, 2006




         from Lloyd's of America to the registrant. The purchase contract was made in 2004 but required BLM approval of the transfer. The 600,000 shares were issued on April 13, 2006.

         The Form 10-KSB for 12-31-05 has been amended on page 1 under the above heading and its sub-heading "Rio Blanco County, Colorado right-of-way for a pipeline." The Form 10-QSB for the quarterly period ended March 31, 2006 has been amended on page 14 under "MD&A or Plan of Operations," first principal paragraph, to reflect the true date of the issuance of the shares.

         The Form 10-QSB for 06-30-06 has been amended on page 15 under "MD&A or Plan of Operations," second principal paragraph, to reflect the true date of the issuance of the shares.

         A Note 12 has been added to the Form 10-QSB for 06-30-06 that describes how the registrant accounted for the transaction and where it is reflected in the financial statements.

Financial Statements
--------------------

Statement of Operations, page 9
-------------------------------

2. Note 12 has been added to the Notes to the financial statements for the Form 10-KSB. Disclosure of this transaction was already made on page 9 as revenue in 2006 reported in the Statement of Operations.
         "Management's Plan of Operations" on page 5 has been amended to disclose the particulars of this transaction.

Note 5 - Common stock transactions, page 14
-------------------------------------------

3. The shares of the registrant do not trade every day and, when they do trade, the trading is rarely in any great volume. The registrant finds it impossible to persuade third persons to value restricted shares at current market values in payment for services performed for the registrant or property transferred to the registrant. The registrant believes it is inappropriate to employ a valuation system that is contrary to experience and that compares apples and oranges - non-restricted shares that trade in the market and restricted shares that face a year of waiting before they can trade. Superior believes it has followed the Emerging Issues Task Force Issue No. 96-18 in valuing the stock for services transactions.

Note 10 - Proposed Acquisition, page 17
---------------------------------------

4. The registrant entered into an agreement to acquire an option to acquire 7,320 acres of oil and gas leases in Kansas. The purchase price of the option was 100,000 shares of stock, which shares were never issued. The contract expired. Note 10 has been amended to reflect this outcome.

Tia Jenkins                            3                        October 19, 2006



Note 8A - Controls and Procedures, page 18
------------------------------------------

5. A paragraph has been added under this heading that provides the disclosures required by Item 308(c) of Regulation S-B.

Form 10-QSB for the quarterly period ended 03-31-06
---------------------------------------------------

General
-------

6. No changes were made in the annual financial statements that required changes in the quarterly financial statements.

Notes to financial statements
-----------------------------

7. See new Note 11 to the 03-31-06 financial statements. FASB 19 provides for the capitalization of costs incurred to acquire, develop and explore for oil and gas properties. Since the registrant has not yet begun the project, these costs are being deferred until such time as the well is begun and then charged to the project. The Company has adopted the "Successful Efforts" method for accounting for oil and gas development.

8. See new Note 12 to the 03-31-06 financial statements. This "revenue" was erroneously classified as deferred revenue when in reality it should be treated as deposits. These funds have been received for drilling on a lease in Blaine County, Oklahoma. The $250,000 received represents a 10.5% working interest in the well. When drilling begins, these funds will be used to offset the working interest owners' share for the costs. The March 31, 2006 financial statements reflect this change and a footnote has been added to describe how the funds will be used.

Form 10-QSB for the six months ended June 30, 2006
--------------------------------------------------

Acquisition of Oil and Gas Properties
-------------------------------------

9. The owner of the 28 natural gas wells held title to the oil and gas leases in the names of five separate corporations he controlled. The purchase price was to be 300,000 shares of the registrant's common stock. Conveyances were made by two of the five corporations but covered only a third of the full title to any well. The registrant gave notice to the owner on October 17, 2006 that complete title must be conveyed by October 20, 2006 or the registrant would rescind the purchase agreement. The owner failed to make the conveyance and the registrant rescinded the purchase agreement. A Form 8-K is being filed by the registrant to reflect this rescission. Also, Note 10 to the 06-30-06 financial statements has been expanded to reflect the rescission of the agreement.

10. The MD&A disclosures have been expanded as has Note 11 to the financial statements to disclose that the 13 oil and gas leases acquired from the Hudson Resources in May 2006 are unproved oil and gas leases on which no drilling operations had ever been conducted.

Tia Jenkins                            4                        October 19, 2006




11. The registrant has not acquired any oil and gas properties that are revenue producing. Some of the properties discussed in the above response to your Comment No. 9 were revenue producing and had been subject to drilling operations. However, the proposed acquisition was never consummated and was rescinded. The registrant understands the staff's position on the acquisition of a working interest in revenue-generating oil and gas properties and will comply with the required filings.


Please contact the undersigned regarding any questions concerning the above. If there are questions or matters that could be resolved more effectively by telephone, please call me at 405-235-2575. My fax number is 405-232-8384.

                                      Sincerely,


                                       /s/ Thomas J. Kenan

                                      Thomas J. Kenan
                                      e-mail:  kenan@ftpslaw.com

Enclosures

Copy:    Daniel H. Lloyd (w/enclosures)
         Douglas A. Newman, C.P.A. (w/enclosures)
         Ron Robinson, C.P.A. (w/enclosures)